Algonquin Power & Utilities Corp. Agrees to Acquire Interest in Chilean Water Utility ESSAL
Transaction continues APUC’s growth program through further expansion of its regulated utility business in investment-grade OECD country

Highlights:

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Algonquin Power & Utilities Corp. (“APUC”) to acquire 53.5% of Empresa de Servicios Sanitarios de Los Lagos S.A. (“ESSAL”), a vertically integrated, regional water and wastewater provider with approximately 230,000 connections in Southern Chile

•	Acquisition presents an opportunity for APUC to expand its regulated footprint in an investment-grade OECD country with one of the highest GDP growth rates and lowest country risks in Latin America

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First international water utility demonstrates APUC’s ability to enter new target markets and establishes a base in a supportive and growing economic region to execute upon other water, clean energy and utility opportunities

•	Consistent with APUC's pillars of growth and sustainability, this acquisition provides the opportunity to capitalize on APUC’s core competency of responsible utility ownership

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Expected to be immediately accretive to Adjusted Net Earnings per share and Adjusted Funds from Operations with equity purchase price of $92.3 million which represents a current attractive 9.0x multiple

•	ESSAL’s existing and experienced management team is anticipated to continue to run the business post-closing

•	Transaction closing is expected to occur in 2020
OAKVILLE, Ontario - September 11, 2020 - Algonquin Power & Utilities Corp. (TSX/NYSE:AQN) today announced that it has entered into an agreement to acquire from Aguas Andinas S.A. its 53.51% direct and indirect participation in the water utility company Empresa de Servicios Sanitarios de Los Lagos S.A.(ESSAL) for an estimated purchase price of $92.3 million. Due to local regulation a tender offer process will also be launched for the total remaining shares of ESSAL.
ESSAL is a leading water and wastewater utility company which has approximately 230,000 connections in Southern Chile, a region well known for its access to water. The utility operates 48 potable water production systems, 29 sewage plants, and 4,100 km of distribution and sewage networks covering 33 municipalities across three regions.
"The acquisition of ESSAL supports APUC’s strategic growth program and broadens our regulated footprint into a historically stable and foreign investment-friendly OECD country with a robust regulatory framework,” said Arun Banskota, Chief Executive Officer of APUC. "As APUC’s first international water utility, ESSAL will benefit from our core competency of responsible utility ownership, as well as leverage our best practices of safety, operational excellence, and innovation. We are excited with this opportunity to serve the water needs of our Chilean customers.”
Commitment to ESSAL’s Communities, Customers and Employees
APUC intends to maintain local and experienced management and operational teams that are anticipated to run ESSAL following the closing of the transaction. APUC expects to continue to invest in the water system to improve operations, sharing best practices with its other utilities.
“With this transaction, we strengthen our ability to make investments that climate change requires, which will also result in job creation and economic activity when the country needs it most,” said Marta Colet, CEO of Aguas Andinas. "The Algonquin entry to the Chilean water utility market is a sign of how sound and attractive this sector is for international investors, an industry with important growth opportunities in which Aguas Andinas continues to be a major player.”
Investment Grade Financing Plan and Transaction Details
The financing plan for the transaction is expected to be consistent with APUC's current credit profile and strong investment grade credit ratings. Closing of the Transaction is expected to occur in 2020.
For more Transaction details, see the fact sheet located at http://investors.algonquinpower.com/MNA
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
About Algonquin Power & Utilities Corp., Liberty Utilities, and Liberty Power
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing secure, safe, reliable, cost-effective, and sustainable energy and water solutions through our portfolio of electric generation, transmission, and distribution utility investments to approximately 807,000 connections in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.6 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", "intends" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: statements regarding expected earnings and cash flow accretion, expected financing plan and impact on credit metrics, expectations regarding ESSAL employees and management, the completion and benefits of the proposed transaction (including the involvement of AAGES), expectations regarding ESSAL’s continuing operations, expected closing of transaction and expected investments in ESSAL’s operations. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures
The terms "Adjusted Net Earnings and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings" and "Adjusted Funds from Operations" are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings", “and "Adjusted Funds from Operations"; consequently, APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A description, calculation and analysis of "Adjusted Net Earnings and "Adjusted Funds from Operations" including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in APUC’s most recent Management Discussion & Analysis.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500